CLOVER



PARTNERS

April 13, 2016

Mr. Martin K. Birmingham
Financial Institutions, Inc.
220 Liberty Street
Warsaw, New York 14569

Dear Mr. Birmingham,

It is apparent to us that the board of directors of Financial Institutions, Inc. (FISI) does not value the input of the bank's major shareholders in the company's boardroom and would rather spend shareholders' money on a proxy contest than add a single director from a firm which owns more shares than the entire board combined. Since December of 2015, we have worked in earnest to avoid such an outcome and were committed to allowing FISI's board to evaluate nominating me as an additional director for this year's election. This would have been a single addition to the eleven member board and would not have resulted in the loss of any of the board's handpicked directors or their respective skillsets. The board's nominating committee rejected my candidacy (conference call with committee on March 25, 2016) after an exhaustive six week process, and settled on the reasoning that in December of 2015 I made a statement that a sale of the bank might be in the best interests of shareholders. They believed this statement could scare off customers should I be added to the board. It is ridiculous that your committee spent six weeks evaluating my candidacy only to arrive at such a feeble reason. If that was a legitimate concern, it should have been contemplated before the process even started, and the entire evaluation process appears to be nothing more than a disingenuous attempt to make shareholders believe FISI went through a good faith vetting process. In your preliminary proxy (filed April 8, 2016) you now say that I do not possess the requisite qualifications, experience and skills, which is the first I'm hearing of it. You go on to note that on March 4, 2016 I confirmed I had no experience working for a bank or other operating company and had limited public company board experience, but somehow FISI's nominating committee took three weeks to figure this out and then formally rejected me on March 25th.

Notwithstanding that I dispute that statement as my resume indicated I have extensive experience advising public company boards as well as serving on one, but holding your nominees to the same standards would certainly call their qualifications into question. Mr. Gullo merely served as a director of a private bank, and the only public company experience your proxy identifies is with FISI. Furthermore, his operating business history appears to be confined to a family-owned single store furniture business and an apparel company with one facility. Mrs. VanGelder appears to have zero bank or public company board experience, and her operating company history has been with Eastman Kodak, whose sales declined by 75% over the past five years and went bankrupt a couple of years ago. Your other two candidates' experience with public company boards appears also to be confined to serving as a FISI director. Respectfully, we are not attempting to disparage any of your nominees' professional achievements but are noting the inconsistencies with your reasoning as it feels a bit like you are grading your own paper.

As it relates to your criticisms, I have solely invested in banks for the past 12 years and run one of the most successful bank focused hedge funds in the country. Clover's entire strategy revolves around analyzing the banking industry and making investment decisions predicated on that research. Our performance in 2015 ranked in the top 5% of all hedge funds, and I have served on the board of directors of a public bank. I unilaterally control more capital than FISI has in tangible common equity. FISI's board has destroyed almost $24 million of shareholders' tangible common equity via two poorly structured transactions. This money will not be earned back by those businesses for decades if ever as the first and largest of the two (SDN) just took an impairment charge in your latest quarter, which is not even 18 months after it was acquired. The suggestion that my serving as a director would be dilutive to your board's efforts is confounding to say the least, especially when considering that my firm owns more shares than your entire board of directors combined.

You indicated on our March 25th call that during this long evaluation process, you reached out to a number of large shareholders to gauge their support for the bank's current strategic path and by implication, where their support would lie should the bank face a proxy contest. Representing to me that the board was committed to evaluating my candidacy, while also soliciting shareholders in opposition of us, is not working with us in a good faith manner. Depending on the number of shareholders you contacted, this could have been in violation of the SEC's proxy solicitation rules. Clover recently was able to avoid a proxy contest with a bank of similar size to FISI, and that bank's board was able to evaluate our candidate (a colleague of mine) in just over one week. Thus, when accounting for the fact that you were soliciting shareholders while evaluating me, the length of the process appears to be calculated and purposeful.

In your last letter, you indicated FISI's board would potentially be interested in adding a mutually agreeable candidate and went on to list a variety of conditions that were both broad and vague. I believe this to be a feigned attempt to resolve this situation without a proxy contest, and if your board wanted to find a mutually acceptable candidate with which neither Clover or FISI had any previous relationship, the time for that was four months ago, when you had the information that you settled on to reject your third largest shareholder as a candidate. From a pragmatic standpoint, there is hardly enough time before the annual meeting for the nominating committee to complete another process commensurate with what I just went through, which you indicated was the exact process any candidate would experience. Lastly, your limitations would seem to rule out a major shareholder, and you stress that this person must share the current board's focus on the "long-term." Annual elections do not exist to be consensus builders for the incumbents, and the board should be focused on maximizing shareholder value, regardless of the time frame. We vehemently believe it is an independent and major shareholder's point of view that is desperately needed in the boardroom.

Our nominees would make excellent contributions to FISI's board of directors. If FISI would like to avert a proxy contest, we would be prepared to discuss adding both of our candidates instead of seeking to replace any of the board's handpicked nominees. As my firm owns more shares than FISI's entire board of directors combined, we are committed to ensuring that the input of major shareholders is taken seriously in the boardroom. Lastly, in your press release dated April 5, 2016 FISI pointed to a time period for measuring shareholder return that includes Clover's publicly announced involvement. It has been our unfortunate experience in past activist situations that when the stock price reacts favorably to our involvement, the incumbent management team and board take credit for the stock price appreciation. In FISI's case, there has been a marked outperformance of the stock since our original schedule 13D was filed (see chart below). To be sure, the bank's year-end earnings results missed consensus estimates and shockingly contained an impairment charge on the SDN acquisition that was completed not even 18 months prior. We have consistently criticized this acquisition as we believe it is emblematic of what is flawed with FISI's current strategy, and this charge further corroborates our criticism. We believe the market is telling your board that it views our involvement favorably. We would encourage them to listen as logic would suggest that a loss by our candidates would result in an unfavorable reaction in the stock price, and thus a lower shareholder return.

Financial Institutions, Inc. - Price Change (%)





Sincerely,

Johnny Guerry
Managing Partner